Exhibit 99.1

News Release
Alexco to Release Second Quarter 2016 Results on August 10, 2016
August 1, 2016 ‑ Alexco Resource Corp. (NYSE‑MKT:AXU, TSX:AXR) today advises that it will release its second quarter 2016 financial results after close of  market trading on Wednesday, August 10, 2016 followed by an audio webcast conference call to review those results at 10:00 a.m. Eastern (7:00 a.m. Pacific) on Thursday, August 11, 2016.  To participate in the live call, please use one of the following methods:
Dial toll free from Canada or the US: 1-866-233-4585
Dial from outside Canada or the US: 1-416-640-5946
Live audio webcast:www.alexcoresource.com
Participants should connect five to ten minutes before the call.
The conference call will be recorded, and an archived audio webcast will be available at www.alexcoresource.com.  Through August 25, 2015, a replay of the call will be available by telephone at the following:
Dial toll free from Canada or the US: 1-888-203-1112
Replay Passcodes:                                 Conference ID # 9147132
The conference call will be recorded and an archived audio webcast will be available at www.alexcoresource.com.
About Alexco
Alexco Resource Corp. holds the historical high grade Keno Hill Silver District located in Canada's Yukon Territory.  Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.
Contact
Clynton R. Nauman, President and Chief Executive Officer
Michael Clark, Chief Financial Officer
Phone:  (604) 633-4888
Email:   info@alexcoresource.com
Please visit the Alexco website at www.alexcoresource.com
Some statements ("forward-looking statements") in this news release contain forward-looking information concerning the Company's anticipated results and developments in the Company's operations in future periods, made as of the date of this news release.  Forward-looking statements may include, but are not limited to, statements with respect to the timing of activities and reports.  Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements.  Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made.  There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

Head Office	T. 604 633 4888
Alexco Resource Corp. Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216 Vancouver, BC V7X 1M9 Canada	F. 604 633 4887